SEC FILE NUMBER 000-21121

CUSIP NUMBER 892918103

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:                                       December 31, 2014

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended:  ______________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:  _____________________________________________________

PART I
REGISTRANT INFORMATION

TransAct Technologies Incorporated
Full Name of Registrant

Former Name if Applicable
One Hamden Center, 2319 Whitney Avenue, Suite 3B
Address of Principal Executive Office (Street and Number)
Hamden, CT
City, State and Zip Code

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

(a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
☒
(b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, or Form N-SAR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

TransAct Technologies Incorporated (Nasdaq:TACT) (the “Company”), a global leader in market-specific solutions, including printers, terminals, software and other products for transaction-based and other industries, today announced that it has filed a Notification of Late Filing, or Form 12b-25, with the Securities and Exchange Commission with regard to its Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “Annual Report”).

Additional time is needed because the Company experienced unexpected delays in its normal closing process for the quarter ended December 31, 2014 as a result of the Company’s negotiation of a potential settlement to the previously disclosed litigation with Avery Dennison Corporation, which would be recorded in the Company’s results of operations for the quarter ended December 31, 2014.  The Company believes that it has adequate liquidity to fund any settlement that may be reached.  As a result of the settlement negotiations, the potential impact on the Company’s financial statements and the associated demands on the Company’s senior management, the Company is unable to file the Annual Report in a timely manner without unreasonable effort or expense.  The Company intends to file the report within the extension period provided under Rule 12b-25.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Steven A. DeMartino	(203)	859-6800
(Name)	(Area Code)	(Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).
☒ Yes	☐ No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes	☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the contingent nature of the Registrant’s ongoing settlement negotiations discussed in Part III above, as well as the uncertain effect that such settlement, if any, would have on the Registrant’s results of operations, the Registrant cannot provide a reasonable estimate and comparison of operating results at this time.

Safe Harbor Statement

This Form 12b-25 contains certain forward-looking statements, including with respect to the impact of the potential settlement of litigation with Avery Dennison Corporation on the Company’s financial statements, the availability of sufficient liquidity to fund any settlement that may be reached and the Company’s ability to file the Form 10-K by the extension of the deadline. These forward-looking statements are preceded by terms such as “may” , "believe" or “intends.” These forward-looking statements are based on information currently available to the Company. Such forward-looking statements involve risks and uncertainties, and actual results may differ materially from those expressed or implied. Consequently, the Company cautions readers not to place undue reliance on any such statements. Such risks and uncertainties include factors relating to the outcome of the settlement negotiations and the timing and nature of any additional work required to modify the Company’s financial statements to reflect such outcome. We cannot provide any assurance that we will reach an agreement with Avery Dennison Corp., nor can we predict with certainty what impact any such agreement would have on the Company’s financial statements. The Company undertakes no obligation to update or correct any forward-looking statement made herein due to the occurrence of events after the filing of this Form 12b-25, except as required under applicable federal securities law.

                    TRANSACT TECHNOLOGIES INCORPORATED
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   March 16, 2015                                                                By:           /s/ Steven A. DeMartino____
Name:           Steven A. DeMartino
Title:           Presdient, Chief Financial Officer, Treasurer and Secretary